08004458

ADITYA BIRLA GROUP

Ref: AM:PVK:1159 to 1164:2008

Date:- 19th August, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SUPPL

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Re: Hindalco's AGM and Book Closure Dates

The Annual General Meeting of the Shareholders of the Company has been fixed for Friday, the 19th September, 2008 at 3.30 P.M., at Ravindra Natya Mandir, P L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025.

Please also note that pursuant to Section 154 of the Companies Act, 1956, the Register of Members and Share Transfer Books of the Company will remain closed on Friday, the 5th September, 2008, for the purpose of payment of dividend @185% on Equity Shares and @ 6% on Preference Shares.

The Dividend on Equity Shares and 6% Preference Shares of the Company, as recommended by the Board of Directors of the Company, when sanctioned at the Annual General Meeting of the Company will be made payable on or after Friday, the 19th September, 2008, to the Company's Equity Shareholders and 6% Preference Shares, who are entitled for the Dividend as on Friday, the 5th September, 2008.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Vice President &
Company Secretary

8/22 END